UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

April 16, 2009

COMMISSION FILE NO. 1 – 10421

LUXOTTICA GROUP S.p.A.

VIA C. CANTÙ 2, MILAN, 20123 ITALY
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of

Form 20-F or Form 40-F.        Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by

Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by

Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form,

the registrant is also thereby furnishing the information to the Commission pursuant to

Rule 12g3-2(b) under the Securities Exchange Act of 1934.          Yes ☐    No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with

Rule 12g3-2(b): 82-

        On April 14, 2009, Luxottica Group S.p.A. (the “Company”) received a letter from the following consortium of investors (together “Consortium B”):

•                  Pioneer Asset Management S.A.

•                  Pioneer Investment Management S.G.R.p.A. (Pioneer Azionario Crescita), Arca S.G.R. S.p.A. (Fondi-Fondo Arca Azioni Italia — Rubrica Fondo Arca BB)

•                  Stichting Pensioenfonds ABP (Strategic Equity Fund — FSS Healthcare + Cons Staples)

•                  BNP Paribas Asset Management S.G.R. S.p.A. (BNL Azioni Italia)

•                  Monte Paschi Asset Management S.G.R. S.p.A. (Ducato Geo Italia)

•                  Fideuram Investimenti S.G.R. S.p.A. (Fondo IMI-Italy)

•                  Fideuram Gestions S.A. (Fonditalia Global — Fonditalia Equity Italy — Fonditalia Euro Cyclical — Fideuram Fund Equity Italy)

•                  Interfund Sicav (Interfund Equity Italy)

presenting their lists for the appointment of the Board of Directors of the Company and for the appointment of the Board of Statutory Auditors. Consortium B is represented by Messrs. Dario Trevisan, Angelo Cardarelli, Giulio Tonelli, Camilla Clerici and Francesco Arcari of Studio Legale Trevisan & Associati.

APPOINTMENT OF THE BOARD OF DIRECTORS, DETERMINATION OF THE NUMBER OF ITS MEMBERS AND DETERMINATION OF THEIR COMPENSATION

        A list for the appointment of the Board of Directors can be presented only by those stockholders who, at the time of the presentation of the list, hold an interest at least equal to 1% of the share capital of the Company, as established by Consob (the public authority responsible for regulating the Italian securities market), pursuant to article 147ter subparagraph 1 legislative decree 58/98. Each stockholder may not submit or contribute to submitting, by means of trust or proxy, more than one list.

        The list presented by Consortium B for the appointment of the Board of Directors was submitted together with the professional resumes of the candidates and a certification from which title to the interest in the shares of the Company can be inferred. Each candidate filed a statement declaring that he/she accepts his/her candidacy, confirming, under his/her own responsibility, that there are no grounds in accordance with law or regulation for his/her ineligibility or incompatibility and that he/she meets any requirements prescribed in the list. Such statements as well as the letters from Consortium B can be found on the Company’s website at www.luxottica.com, Investor Relations, Corporate Governance section. For voting purposes, including on the proxy card, the list of Consortium B has been designated as list “B”.

        In its letter, Consortium B presented, in accordance with article 17 of the Luxottica Group S.p.A. By-laws, the following list of candidates (whose professional resumes appear as submitted by Consortium B) for appointment:

1.             Mr. Ivanhoe Lo Bello, as independent director.

Curriculum Vitae

Ivanhoe Lo Bello was born in Catania on January 21, 1963.

Place of residence: Syracuse

He received his bachelor degree in classical studies with honours from Liceo Classico Gargallo in Syracuse and graduated in Law, magna cum laude, from the University of Catania.

He attended English summer sessions at Berkeley and Harvard in order to improve the knowledge of the language.

He is fluent in English, Spanish and French.

Professional experience:

•                  1996-2000 - Member of the board of directors of CRIAS (Cassa Regionale per il credito alle imprese artigiane)

•                  1998-2001 - Member of the board of directors of Banco di Sicilia S.p.A.

•                  July 1999 to October 2005 - President of the Industrial Association for the province of Siracusa (Confindustria Siracusa)

•                  Since May 2005 - Member of the National Committee of Confindustria

•                  April 2004 to January 2008 - Counsellor of the Bank of Italy, Syracuse branch.

•                  Since 1999 - Member of the board of directors and member of the President’s Committee of Civita, Italian no profit organisation, leader in the  management and valorization of cultural assets;

•                  Since July 2005 - President of the Chamber of Commerce of Syracuse

•                  January 2006 to January 2007 - Member of the board of directors of ASAC (Azienda per lo sviluppo aeroportuale di Catania — Catania Airport development company) and sole partner for SAC S.p.A. (Societá di gestione dell’aeroporto di Catania — managing company of Catania airport)

•                  Since September 2006, Member of the Counsel and President’s Committee of Unioncamere Italy, responsible for the Culture Sector.

•                  Currently shareholder and/or director of several industrial companies operating in the following areas; food, mechanical engineering, mechanical construction, energy, real estate and tourism.

•                  Currently member of the board of directors of ISNART (Istituto Nazionale di Ricerche Turistiche — National Institute for research in the tourist sector) scpa

•                  Currently member of the board of statutory auditors for Infocamere scpa

•                  Since September 2006 - President of Confindustria Sicilia

•                  Since January 2008 - Member of the board of director of Banco di Sicilia SpA - Gruppo Unicredit (Bank of Sicily — Unicredit Group)

•                  January to April 2008 - Vice President of Banco di Sicilia SpA — Gruppo Unicredit (Bank of Sicily — Unicredit Group)

•                  Since April 29, 2008, Chairman of Banco di Sicilia SpA — Gruppo Unicredit (Bank of Sicily — Unicredit Group)

•                  Since June 2008 - member of the board of directors of Confindustria Italy

APPOINTMENT OF THE BOARD OF STATUTORY AUDITORS AND DETERMINATION OF THEIR COMPENSATION

        A list for the appointment of statutory auditors can be presented only by those stockholders who, at the time of the presentation of the list, alone or jointly with other presenting stockholders, hold an interest at least equal to 1% of the share capital of the Company, as established by Consob pursuant to article 147ter subparagraph 1 legislative decree 58/98.

        The list presented by Consortium B included:

(i) information related to its identity, indicating the percentage of its shareholding and giving evidence of the lawful title of its shareholding; and

(ii) representations of stockholders different from the ones who hold, separately or jointly, a controlling interest or a simple majority interest in the share capital of the Company, stating the lack of affiliation as per section 114quinquies of Regolamento Emittenti; and

(iii) information on the personal and professional qualifications of each candidate as well as a declaration by the candidate confirming the existence of the qualifications required by law, the acceptance of the office together with the administration and control offices held in other companies.

        Such declarations as well as the letters from Consortium B can be found on the Company’s website at www.luxottica.com, Investor Relations, Corporate Governance section. For voting purposes, the list of Consortium B has been designated as list “B”.

        In its letter, Consortium B proposed the following candidates (whose professional resumes appear as submitted by Consortium B) be appointed:

Regular Auditor

1.      Francesco Vella, born in Lucca on February 5, 1958. Via della Zecca 1, 40121 Bologna (Italy). Tel. 051/236991, e-mail f.vella@lexjus.com

        Curriculum Vitae

Professor of Commercial Law at University of Bologna, Law school

He took Ph.D in Commercial Law and held teaching in the University of Modena from 1992 to 1998.  Since 1998 he is Professor at University of Bologna.

Author of many publications in the fields of banking law, company law and financial market law.

He recently edited (with G. Olivieri and G. Presti) an handbook of italian company law.  And co-edited (with G. Mosco) the book “Imprese e investitori, crescita, tutle, interessi” and (with F. Cafaggi) the book “Finanziamento delle PMI: crescere innovando”.

He is member of the editorial board of the Italian reviews of banking and commercial law: “Banca Borsa, Titoli di Credito”, “Mercato Concorrenza e Regole”. He is co-editor of the reviews: “Banca, impresa e Società”, “Giurisprudenza Commerciale” and “Analisi Giuridica dell’economia”, which he contributed to found.  He is also member of editorial board of the web site “la voce.info”.

He is Charter member of “Disiano Preite Association” for studies in company law.

He is barrister specialized in commercial, banking and company law.

He was independent director from February 2002 to April 2002 of BANCA BIPOP.

Since 2005, he is member of the board of directors of BOLOGNAFIERE S.p.A.

Since 2006 he is member of the board of directors of UNICREDITBANCA S.p.A. and he is Chairman of the Audit committee.

Since 2006 he is independent director of UNIPOL GRUPPO FINANZIARIO S.p.A., and he is Chairman of the Social Responsibility committee.

Since 2007 he is Chairman of the supervision body, based on the Italian law of the penal responsibility of companies (D. lgs. 231/01), of SIMEST S.p.A.

Since 2008 he is member of the board of directors of ATC Trasporti Pubblici Bologna S.p.A.

Alternate Auditor

1.     Alfredo Macchiati, born in Rome on December 13, 1951

        Curriculum Vitae

        Personal Information

Address	Via del Gonfalone 8, Rome 00186, Italy
Telephone	Mobile: +39 329 8633503
E-mail	a.macchiati@ferroviedellostato.it
Nationality	Italian
Date of birth	13.12.1951

        Work Experience

Dates	September 2004 onwards
Name and address of employer	Ferrovie dello Stato, Piazza della Croce Rossa 1, 00161 Rome, Italy
Occupation or position held	Senior Vice President, Institutional Relations and Competition
Main activities and responsibilities

Develop and co-ordinate the Ferrovie dello Stato Group’s relations with Italian and European institutions and international railway organizations. Manage the Group’s relations with Regulatory and Antitrust Authorities. Monitor and implement the legislative framework of the railway sector. Carry out technical and economical reports on the transport market. Support the Group in institutional relations in order to develop international business. Monitoring energy and environmental legislation.

Type of business or sector	Transport Company (State railways)

Dates	November 2000 - September 2004
Name and address of employer	Enel SpA, Viale Regina Margherita 137, 00198 Rome, Italy
Occupation or position held	Senior Vice President, Regulatory Affairs
Main activities and responsibilities

Manage and co-ordinate Enel Group interests in the area of regulation. Enel representative in the Electricity and Gas Regulator relations. Analysis of European and Italian regulation and of its impact on Enel business.

Type of business or sector	Energy

Dates	1994 - November 2000
Name and address of employer	CONSOB, Via G.B. Martini 3, 00198 Rome, Italy
Occupation or position held	Head of Economic Research Division
Main activities and responsibilities

Co-ordinate the drafting of the annual report to Parliament. Analyze European directives in banking and investment services. Carry out studies on stock exchange rules, investor protection and corporate governance.

Type of business or sector	Public Sector — Italian Security Regulator

Dates	1991-1994
Name and address of employer	Autorità Garante della Concorrenza e del Mercato, Piazza G. Verdi 6, 00198 Rome, Italy
Occupation or position held	Managing Director, Financial and Telecommunications Office
Main activities and responsibilities	Enforce antitrust law (manage preliminary investigations and inquiries, most notably those conducted on the opening up of the mobile telephone market and undertakings in the insurance market).
Type of business or sector	Public Sector — Italian Antitrust Authority

Dates	1985-1991
Name and address of employer	Cassa di Risparmio di Torino, Via XX Settembre, 10121 Torino, Italy
Occupation or position held	Head of Studies and Marketing Department
Main activities and responsibilities	Analyze economic data for the positioning of the bank and for the development of its branch network. Product innovation. Communications and media relations. Relations with the Central Bank.
Type of business or sector	Commercial Bank (now merged in Unicredit Bank)

Dates	1977-1984
Name and address of employer	Banca d’Italia, Via Nazionale 91, 00187 Rome, Italy
Occupation or position held	Economist at the Research Department
Main activities and responsibilities	Economic research
Type of business or sector	Public Sector — Central Bank

Education and Training

Dates	1980
Title of qualification awarded	Visiting Student
Name and type of organization providing education and training	Northwestern University

Dates	1971-1976
Title of qualification awarded	BA
Principal subjects/occupational skills covered	Economics
Name and type of organization providing education and training	Università degli Studi di Roma

Personal skills and competences

Mother tongue(s)	Italian
Other language(s)
Self-assessment	Understanding	Speaking
English	Very Good	Very good
French	Basic	Basic

Additional Information
OTHER APPOINTMENTS • Since 2007: Member of the Board of Trenitalia SpA.

PUBLICATIONS • Associate Editor of the journal Mercato Concorrenza Regole (editor Giuliano Amato) • Author of several publications on privatization, public utilities regulation and financial markets

ACADEMIC ACTIVITY
• Since 1985, Professor of Finance, Industrial Economics, European Economic Policy and Institutions in several universities. Currently in charge of the course “Institutions and European Economic Policy” at the Faculty of Economics of the University of Rome “Tor Vergata”.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LUXOTTICA GROUP S.p.A.

By: /s/ ENRICO CAVATORTA
Date: April 16, 2009	ENRICO CAVATORTA
CHIEF FINANCIAL OFFICER